ARTICLES OF INCORPORATION

OF

RYCA MOTORS, INC.

FILED
Secretary of State
State of California

1-CC   **JUL 0 8 2020**

ARTICLE I – NAME

The name of the corporation is RYCA Motors, Inc.

ARTICLE II – PURPOSE

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III – AGENT FOR SERVICE OF PROCESS

The name and address of the corporation's agent for service of process in the State of California is:

Casey Stevenson
8044 Sorensen Ave.
Santa Fe Springs, CA 90670

ARTICLE IV – INITIAL ADDRESS

The address of the corporation is:

8044 Sorensen Ave.
Santa Fe Springs, CA 90670

ARTICLE V – SHARES

This corporation is authorized to issue only one class of common shares. The total number of shares of common stock which this corporation is authorized to issue is 4,000,000.

ARTICLE VI – DIRECTOR LIABILITY

Section 1. <u>Limitation of Monetary Damages for Directors</u>. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Section 2. <u>Indemnification of Directors</u>. The Corporation shall, to the maximum extent and in a manner permitted by the California Corporations Code, indemnify each of its Directors against expenses (as defined in Corp. Code § 317(a)), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Corp. Code § 317(a)), arising by reason of the fact that the person is or was a Director of the Corporation. For purposes of this Article VI, a "Director" of the Corporation includes any person (i) who is or was a Director of the Corporation, (ii) who is or was serving at the request of the Corporation as a director of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, or (iii) who was a director of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such a predecessor corporation.

Section 3. <u>Indemnification of Others</u>. The Corporation shall have the power, to the extent and in the manner permitted by the California Corporations Code, to indemnify each of its employees, officers, and agents against expenses (as defined in Corp. Code § 317(a)), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Corp. Code § 317(a)), arising by reason of the fact that the person is or was an employee, officer, or agent of the Corporation. For purposes of this Article VI, an "employee" or "officer" or "agent" of the Corporation includes any person (i) who is or was an employee, officer, or agent of the Corporation, (ii) who is or was serving at the request of the Corporation as an employee, officer, or agent of another foreign or domestic the corporation, partnership, joint venture, trust, or other enterprise, or (iii) who was an employee, officer, or agent of a corporation which was a predecessor corporation of the Corporation or of another enterprise at the request of such a predecessor corporation.

Section 4. <u>Payment of Expenses in Advance</u>. Expenses and attorneys' fees incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to this Article VI, or if otherwise authorized by the Board of Directors, shall be paid by the Corporation in advance of the final disposition of that action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay that amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Article VI.

Section 5. <u>Indemnity Not Exclusive</u>. The indemnification provided by this Article VI shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or Directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such an office. The rights to indemnity hereunder shall continue as to a person who has ceased to be a Director,



officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the person.

Section 6. Insurance Indemnification. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee, or agent of the Corporation against any liability asserted against or incurred by that person in that capacity, or arising out of that person's status as a Director, officer, employee, or agent of the Corporation, whether or not the Corporation would have the power to indemnify that person against that liability under the provisions of this Article VI.

Section 7. Conflicts. No indemnification or advance shall be made under this Article VI, except when such an indemnification or advance is mandated by law or the order, judgment, or decree of any court of competent jurisdiction, in any circumstance when it appears:

i. That it would be inconsistent with a provision of these Articles, a resolution of the shareholders, or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or
ii. That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

Section 8. Indemnity Agreements. The Board of Directors is authorized to enter into a contract with any Director, officer, employee, or agent of the Corporation, or any person who is or was serving the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including employee benefit plans, or any person who was a Director, officer, employee, or agent of a corporation that was a predecessor corporation of the Corporation or of another enterprise at the request of such a predecessor corporation, providing for indemnification rights equivalent to or, if the Board of Directors so determines and to the extent permitted by applicable law, greater than, those provided for in this Article VI.

Section 9. Amendment, Repeal, or Modification. Any amendment, repeal, or modification of this Article VI shall not adversely affect any right or protection of a Director or agent of the Corporation existing at the time of the amendment, repeal or modification.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation on May 7, 2020.

Printed Name of Incorporator: Jessica J. Holcombe

Signature of Incorporator: J. Holcombe

